

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

<u>Via E-Mail</u>
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: Allergan, Inc.
DFAN14A filed August 13, 2014
Filed by Pershing Square Capital Management, L.P., et al.
File No. 001-10269

Dear Mr. Fraidin:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

1. We note that you have filed only an excerpt from the August 13, 2014 letter to Pershing Square investors. While you have filed the portion of the letter that specifically references Allergan, other portions relating to the benefits of activism generally and your investment philosophy and invest history may also be relevant to the proxy solicitation and the tender offer for Allergan. Consider filing the entire letter to investors, or explain why you have not done so in a response letter.

2. As highlighted in prior comment nine in our comment letter dated July 28, 2014, we continue to have concerns with respect to statements attributing motivations to Allergan and Allergan's management, as you are not in a position to know Allergan's motivations. Likewise, we continue to have concerns about statements in your proxy materials that directly or indirectly make charges concerning improper or illegal conduct without supporting factual foundation. As the staff has previously noted, such

statements are prohibited by Rule 14a-9. The following are only some of the references in the August 13, 2014 filing that appear to be problematic under Rule 14a-9:

- "Allergan management's sandbagging approach to running a business….;"

- Reference to Allergan's earnings guidance as having "magically appeared in response to the bid;"

- "Allergan's management and board have ignored their shareholders and made every attempt to squelch or otherwise delay their shareholders from expressing their views on the transaction;" and

- Reference to Allergan "…now bringing spurious litigation in an attempt to delay the special meeting we are working to call."

Please advise us as to how you will address these statements and as previously requested, avoid such characterizations in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions